UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-13529

Multiband Corporation

(Exact name of registrant as specified in its charter)

5605 Green Circle Drive
Minnetonka, Minnesota 55343
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

* On August 30, 2013, pursuant to the Agreement and Plan of Merger dated as of May 21, 2013, by and among Multiband Corporation, a Minnesota corporation (f/k/a Vicom, Incorporated) (the “Company”), Goodman Networks Incorporated, a Texas corporation (“Parent”) and Manatee Merger Sub Corporation, a Minnesota corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Multiband Corporation, a Minnesota corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 16, 2013	MULTIBAND CORPORATION

	By:	/s/ James L. Mandel
	Name:	James L. Mandel
	Title:	President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.